

Mail Stop 3233

February 8, 2018

Via E-mail
Harold Hofer
Chief Executive Officer
RW Holdings Student Housing REIT, Inc.
3090 Bristol Street
Suite 550
Costa Mesa, California 92626

> **Re:     RW Holdings Student Housing REIT, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed January 12, 2018**
> **File No. 024-10767**

Dear Mr. Hofer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our December 22, 2018 letter.

General

1. We note your revised disclosure throughout that you may make investments through joint ventures with related or third party student housing property owners.  Please tell us whether you intend to enter into joint ventures with RW Holdings NNN REIT, Inc.

2. We note your disclosure throughout that you anticipate that day-to-day property management will be performed by experienced recognized student housing property management companies that provide services in the areas where your properties are located.  Please revise to clarify which entity is responsible for compensating such

property management companies and, to the extent the compensation is to be paid by the Advisor or Sponsor, whether the compensation is subject to reimbursement by you.

3.   Please file your legal opinion with your next amendment.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:   Gregory W. Preston, Esq.